January 5, 2006


Thomas L. Mitchell, Vice President and Controller
Apache Corporation
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, TX 77056-4400


	Re:	Apache Corporation
		Form 10-K for the Year Ended December 31, 2004
Filed March 15, 2005
		File No. 001-04300
		Response Letter dated December 14, 2005


Dear Mr. Mitchell:

      We have reviewed the above filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


Form 10-K for the Year Ended December 31, 2004

Statement of Consolidated Cash Flows, page F-5

1. We are considering your response to the prior comment number one from our letter dated November 9, 2005.

Anadarko Petroleum, page F-16

2. We note your response to the prior comment number two from our letter dated November 9, 2005. We believe a VPP obligation assumed in a business combination should be valued at fair value pursuant to paragraphs 35 and B99 of FASB Statement No. 141. The fair value would be the price a third party would require to assume that obligation alone, which would be the estimated cost to produce the VPP reserves plus a normal profit margin. Also, it is our view that the VPP is an
obligation to provide the lifting "service". Therefore, as
production
occurs, or the service is provided, the reversal of the VPP
liability
should be to revenue and the cost of providing the service along with
your share of the production costs should be reflected as lease operating expense on a gross basis. Please provide SAB 99 analysis to determine if any corrections would be material to years 2003,
2004
and 2005 and to future periods for the VPP obligation related to the
BP and Shell acquisitions in 2003 and Anadarko acquisition in 2004.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Yong Choi at (202) 551-3758 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,


April Sifford
Branch Chief

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Mr. Mitchell
Apache Corporation
January 5, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010